June 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attn:	H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.

Registration Statement on Form S-1

Filed April 28, 2017

File No. 333-217519

Ladies and Gentlemen,

Lilis Energy, Inc., a Nevada corporation (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 19, 2017 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently filing an amended draft of the Registration Statement (the “Amended Registration Statement”). If the Staff would like hard copies, please so advise and we would be happy to provide copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Amended Registration Statement.

Registration Statement on Form S-1 Filed April 28, 2017

General

1.	Please expand your disclosure to provide the information that Item 506 of Regulation S-K requires. In that regard, we note that you have incurred net losses in each of the last three fiscal years, and that the shares which are the subject of this offering would represent 45.5% of the total number of shares of your common stock outstanding as of April 26, 2017.

Company Response: The Company respectfully acknowledges the Staff’s comment and submits that the disclosure requirements of Item 506 of Regulation S-K are inapplicable or not material to the Amended Registration Statement. The Company is a reporting company under the Securities Exchange Act of 1934, as amended, and, therefore, the comparative disclosure required by the first sentence of Item 506 is inapplicable. As to the disclosure requirement of the second sentence of Item 506 of Regulation S-K, the Company respectfully submits that: (A) since the Company will not receive any new capital attributable to the cash payments made by the purchasers of the common stock being offered, there will not be any change to the net tangible book value per share of the Company’s common stock; and (B) since selling stockholders will be offering the common stock at prevailing market prices, there will not be any immediate dilution absorbed by the purchasers from the purchase of shares in the public market. Accordingly, the Company respectfully submits that the disclosure required by Item 506 of Regulation S-K is not applicable to the Amended Registration Statement and not material to the purchaser of common stock pursuant to prospectus which is a part of the Amended Registration Statement.

Second Lien Credit Agreement, page 52

2.	In the fourth paragraph, you state in part: “If the Share Cap applies to any Lender… instead of issuing shares of common stock in excess of the Share Cap, the Company will be required to issue to the Lender affected by the Share Cap shares of a new series of preferred stock of the Company to be established if required pursuant to the terms of the Second Lien Credit Agreement….” If true, please revise the cover page and related disclosures in the prospectus to make clear that this registration statement does not include the resale of any common shares that could be issued in connection with the conversion of shares of this “to be established” new series of preferred stock.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Amended Registration Statement has been revised to make clear that the Amended Registration Statement includes shares of the Company’s common stock that the Company expects could be issuable upon (a) the conversion of term loans made under the Second Lien Credit Agreement, dated as of April 26, 2017, by and between the Company, the guarantors from time to time party thereto, the lender party thereto and Wilmington Trust, National Association as administrative agent, or (b) conversion of shares of the Company’s convertible preferred stock.

3.	Please revise the related disclosure at page 3 which appears to be incomplete and is silent regarding the new series of preferred stock. Also advise us whether you intend to register the issuance of the preferred stock.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that this disclosure appears later on page 5 of the Amended Registration Statement. The Company does not intend to register any shares of the preferred stock.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:	Ariella Fuchs, Lilis Energy, Inc.